Exhibit 21.1
Subsidiaries of the registrant are as follows:

State or Other Jurisdiction of Incorporation or Organization

Stack Rock Capital, L.L.C.	Delaware
Boise Cascade Wood Products, L.L.C.	Delaware
Louisiana Timber Procurement Company, L.L.C.	Delaware
Boise Cascade Wood Products Holdings Corp.	Delaware
Boise AllJoist LTD.	Canada
Coastal Plywood, L.L.C.	North Carolina
Coastal Forest Products, L.L.C.	North Carolina
Coastal Treated Products, L.L.C.	North Carolina
Coastal Treated Products - Havana, L.L.C.	North Carolina
Boise Cascade Building Materials Distribution, L.L.C.	Delaware
BMD Delanco Real Estate, L.L.C.	Delaware
Brockway-Smith Company	Massachusetts